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 EXHIBIT 11.1


             STATEMENT REGARDING COMPUTATION OF NET LOSS PER SHARE

THREE MONTHS ENDED MARCH 31, 2000


                   Net Loss        Weighted Average Shares Outstanding          Loss per Share
                   --------        -----------------------------------          --------------

Basic             $1,659,000        /                11,270,000         =              $0.15
Diluted           $1,659,000        /                11,270,000         =              $0.15